May 29, 2013

Tom Kluck
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Essex Property Trust, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 25, 2013
File No. 1-13106

Dear Mr. Kluck:

Essex Property Trust, Inc., a Maryland corporation ("Essex"), respectfully requests additional time to respond to the comment letter, dated May 14, 2013, from the staff of the Securities and Exchange Commission, related to the above filing.  Essex plans to submit its response on or before June 12, 2013.  Please contact me if this schedule is in any way a problem.

Thank you for your assistance.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Phone: +1 650 494 3700
Fax: +1 650 494 8743
Email: mdance@essexpropertytrust.com